UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Evogene Ltd. is filing this Amendment No. 1 on Form 6-K/A (“Amendment”) to its Form 6-K originally filed with the Securities and Exchange Commission on March 29, 2023 (“Form 6-K”). In the Form 6-K, a certain typographical error was made. This Amendment corrects the typographical error that was made on the Form 6-K. This Amendment should supersede the Form 6-K in its entirety, however it does not reflect events occurring after the filing of the Form 6-K. Except as set forth herein, there are no other changes to the Form 6-K.

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in the management of its subsidiary, Lavie Bio Ltd., or Lavie Bio, a leading ag-biologicals company focusing on improving food quality, sustainability, and agriculture productivity through the introduction of microbiome-based products:

Mr. Amit Noam will be appointed as Chief Executive Officer, or CEO, of Lavie Bio effective as of April 16, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statement of the incoming CEO of Lavie Bio and of the CEO of Evogene, is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2023	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Lavie Bio Announces Appointment of Amit Noam as its Incoming Chief Executive Officer